SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                 Amendment No. 1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934


                               INTELLIWORXX, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its Charter)


            Florida                                          59-3336148
 --------------------------------                       ----------------------
   (State or other jurisdiction                             (IRS Employer
 of incorporation or organization)                      Identification  Number)


1819 Main Street, 11th Floor Sarasota, Florida                  34236
----------------------------------------------                  -----


                                 (941) 365-7790
                            -------------------------
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to                           Name of each exchange on which
    be registered:                               each class is to be registered:
        N/A                                                    N/A
----------------------                           -------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Introduction
------------

This discussion summarizes the significant factors affecting the operating results, financial condition and liquidity/cash flow of the Company during the period from Inception (February 12, 1998) to December 31, 1998 and the nine months ended September 30, 1999. This should be read in conjunction with the financial statements and notes thereto included. As discussed in Note 2 to the financial statements dated September 30, 1999, meaningful quarterly results are unavailable for the period from Inception (February 12, 1998) to December 31, 1998 because of the start-up nature of the Company and its lack of dependence on financial reporting. However, a financial audit was performed as of December 31, 1998 for the period from Inception (February 12, 1998) to December 31, 1998. Quarterly results are available for the three-month periods ending March 31, 1999, June 30, 1999 and September 30, 1999. The following comments will discuss the Company's operating results on a standalone basis as opposed to a quarterly or comparative basis.

Results of Operations
---------------------

The Period from Inception (February 12, 1998) to December 31, 1998 ("Prior Period")
---------------------------------------------------------------------------

Revenue for the Prior Period totaled approximately $994,000 consisting primarily of new product development contracts with a major US automotive manufacturer and with the US Navy, administered by the National Committee for Manufacturing Sciences, Inc. ("NCMS"). The attendant cost of revenue totaling approximately $654,000 consisted of direct development costs incurred by the Company's hardware and software engineering staff.

Selling, general and administrative expenses for the Prior Period totaled approximately $1,376,000. These costs provided the basis for the Company's infrastructure that will maintain the selling and general expenses into the future.

Depreciation, amortization and interest expense totaled approximately $153,000.

The Nine Months Ended September 30, 1999 ("Current Period")
-----------------------------------------------------------

Revenue for the Current Period is approximately $1,918,000, consisting of software and hardware development revenue of approximately $1,279,000 and product sales of $639,000. The Company began shipping product in February 1999. Both software and hardware development revenues and product sales in the Current Period compare favorably to the results in the Prior Period, notwithstanding the additional one and one-half months in the Prior Period.

Selling, General and Administration totals approximately $1,480,000 that also compares favorably to the Prior Period although as a monthly average it exceeds the Prior Period monthly average. This increase is associated with the Company's growth as a start-up. Research and Development likewise has increased as the Company expands its software development capabilities.

Depreciation and Amortization and Interest Expense for the Current Period total approximately $333,000 and have increased over the Prior Period resulting from the Company's use of short-term credit facilities to fund the operation.

Liquidity and Capital Resources
-------------------------------

The Company has financed its operations and capital expenditures primarily through cash flow from operations, short-term credit facilities and the sale of the Company's common stock. Long-term lease transactions have also been used by the Company. For the Prior Period, the Company's primary source of cash was from financing activities that totaled approximately $888,000. Of this amount, net proceeds from the issuance of promissory notes totaled approximately $638,000 and proceeds from the sale of its common stock totaled $250,000. For the Current Period, the Company's primary source of cash was also from financing activities. Net proceeds from the issuance of promissory notes totaled approximately $1,365,000 while proceeds from the sale of common stock totaled $750,000.

The Company's cash totaled approximately $76,000 and $22,000 on December 31, 1998 and September 30, 1999 respectively. Capital expenditures for the Prior Period totaled approximately $374,000, of which approximately $210,000 is computers and related hardware and software principally used in the Company's research and development efforts. For the Current Period, the Company spent an additional $146,000 on capital expenditures which includes those expenditures financed with capitalized lease obligations totaling $77,000. Such capitalized leases were entered into to acquire substantially all of the Company's office furniture.

The Company expects to be able to meet its debt obligations and to finance operations and capital expenditures through internally generated funds, future borrowing (including amounts expected to be available under revolving bank credit facilities, purchase order and accounts receivable financing and capital lease transactions) and capital stock transactions to possibly include private placements and a registered offering.

During the next twelve months, the Company does not expect to make any significant purchases of plant or equipment.

The Company anticipates its number of employees to increase from 35 to 85 during the next twelve months.

Impact of Year 2000 Issues
--------------------------

Due to the method of storing date information in computers using two digits to indicate the year instead of four digits (for example "99 instead of "1999") some computer systems may not accept input of, store, manipulate or output dates in the years 2000 or thereafter without error or interruption. This is known as the Year 2000 or Y2K problem. It is possible that the Company's software products and internal information systems and the business systems of its suppliers or customers will be negatively impacted by Year 2000 problems. Intelliworxx has conducted a review of its business systems in an attempt to identify ways in which its systems could be affected by Year 2000 problems. Based on this review, the Company believes that its internal information systems are Year 2000 compliant and the Company does not expect the Year 2000 issue to have a material adverse affect on its systems. However, the Company relies upon the statements of its software vendors, other parts suppliers and its insurance and financial institutions. There can be no assurance that these groups will identify all date-handling problems in advance of their occurrence, or that the Company will be able to successfully remedy all problems that arise from any date-handling problems.

All internal information systems of the Company and all software used in products of the Company were purchased in 1998 or later, well after its software vendors stated that their products were Year 2000 compliant. The Company believes that the risk of Year 2000 issues and the costs associated with Year 2000 issues are minimal.

The Company plans to back up to tape all corporate information systems and all employee computers at the end of the day on December 31, 1999 and to test for proper functioning on January 1, 2000. Any issues that arise will be addressed by the Company's software engineers and software vendors.

ALESSANDRI & ALESSANDRI, P.A.
Certified Public Accountants
--------------------------------------------------------------------------------

                          Independent Auditors' Report


Intelliworxx, Inc.
Sarasota, Florida


     We have reviewed the accompanying balance sheets of Intelliworxx, Inc. ("Company") as of March 31, June 30, and September 30, 1999 and the related statements of operations, stockholders' equity, and cash flows for the quarters and period then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Intelliworxx, Inc.

     A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, certain conditions indicate that there is substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                            /s/ Alessandri & Alessandri, P.A.


November 30, 1999


--------------------------------------------------------------------------------
                            Accountants & Consultants
             5121 Ehrlich Road o Suite 107-B o Tampa, Florida 33624
                       (813) 969-1995 o Fax (813) 960-2740
           Member: American Institute of Certified Public Accountants/
              Division of CPA Firms o Member: Florida Institute of
                          Certified Public Accountants


                                                 INTELLIWORXX, INC.
                                                   BALANCE SHEETS
                                March 31, 1999, June 30, 1999, and September 30, 1999
----------------------------------------------------------------------------------------------------------------------

                                                        ASSETS

                                                                 March 31             June 30            September 30
                                                               -----------          -----------          -------------
CURRENT ASSETS
  Cash                                                         $   107,976          $     1,144          $    21,849
  Accounts receivable                                              639,407              840,637              500,615
   Inventory (at acquisition
     cost-not in excess of market)                                 757,088              822,903              820,139
   Prepaid expenses                                                 21,916               53,682               56,615
                                                               -----------          -----------          -----------
           Total Current Assets                                  1,526,387            1,718,366            1,399,218
                                                               -----------          -----------          -----------
EQUIPMENT AND FURNITURE
  Equipment and furniture, at cost
      (net of depreciation of $86,401,
      $117,507, and $149,000, respectively)                        352,577              337,389              316,003
                                                               -----------          -----------          -----------

OTHER ASSETS
  Note receivable from officer                                                                                48,100
  Software license, at cost  (net of
       amortization of $11,917,
       $14,667, and $19,250, respectively)                          43,083               40,334               35,750
  Software license deposit                                         150,000              150,000              150,000
  Other                                                             52,448               19,543              106,110
                                                               -----------          -----------          -----------
           Total Other Assets                                      245,531              209,877              339,960
                                                               -----------          -----------          -----------


                TOTAL                                          $ 2,124,495          $ 2,265,632          $ 2,055,181
                                                               ===========          ===========          ===========


                                             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable (including current
       portion of capitalized lease payable)                   $   224,186          $   765,051          $ 1,607,905
  Accounts payable                                               1,102,830              982,926              648,968
  Wages and related taxes payable                                  399,816              553,921              934,588
  Accrued interest                                                  96,508              148,387              244,192
  Other                                                            102,000               42,500                5,000
                                                               -----------          -----------          -----------
           Total Current Liabilities                             1,925,340            2,492,785            3,440,653
                                                               -----------          -----------          -----------

LONG-TERM LIABILITIES
     Capitalized lease payable - less current portion               33,091               26,812               20,385
                                                               -----------          -----------          -----------

                Total Liabilities                                1,958,431            2,519,597            3,461,038
                                                               -----------          -----------          -----------

STOCKHOLDERS' EQUITY
   Preferred Stock - No Par Value;
       25,000,000 shares authorized; none issued
   Common Stock - No Par Value; 100,000,000
      shares authorized; shares
      issued and outstanding 15,199,166                          1,929,848            1,929,848            1,929,848
   Retained Earnings (deficit)                                  (1,763,784)          (2,183,813)          (3,335,705)
                                                               -----------          -----------          -----------
           Total Stockholders' Equity                              166,064             (253,965)          (1,405,857)
                                                               -----------          -----------          -----------

                TOTAL                                          $ 2,124,495          $ 2,265,632          $ 2,055,181
                                                               ===========          ===========          ===========


                                                See Notes to Financial Statements.



                               INTELLIWORXX, INC.
                             STATEMENT OF OPERATIONS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
--------------------------------------------------------------------------------


REVENUES                                                           $    893,626

COST OF SALES                                                           390,179
                                                                   ------------

GROSS MARGIN                                                            503,447
                                                                   ------------

OPERATING EXPENSES:
  General and administrative                                            315,492
  Sales and marketing                                                   202,603
  Research and development                                              214,644
  Depreciation and amortization                                          31,518
                                                                   ------------
            Total Operating Expenses                                    764,257
                                                                   ------------

LOSS BEFORE OTHER ITEMS                                                (260,810)

OTHER INCOME & EXPENSE
  Interest expense                                                      (49,734)
                                                                   ------------


NET LOSS                                                           $   (310,544)
                                                                   ============




Loss per share                                                     $      0.021

Weighted average number of shares                                    14,683,833


                       See Notes to Financial Statements.



                               INTELLIWORXX, INC.
                             STATEMENT OF OPERATIONS
             FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999
--------------------------------------------------------------------------------



                                                 Three months       Six months
                                                     ended             ended
                                                 June 30, 1999     June 30, 1999
                                                --------------------------------

REVENUES                                        $    715,932       $  1,609,558

COST OF SALES                                        547,134            937,313
                                                ------------       ------------

GROSS MARGIN                                         168,798            672,245
                                                ------------       ------------

OPERATING EXPENSES:
  General and administrative                         209,158            524,649
  Sales and marketing                                184,799            387,402
  Research and development                            93,529            308,174
  Depreciation and amortization                       33,856             65,374
                                                ------------       ------------
       Total Operating Expenses                      521,342          1,285,599
                                                ------------       ------------

LOSS BEFORE OTHER ITEMS                             (352,544)          (613,354)

OTHER INCOME & EXPENSE
  Miscellaneous income                                 7,808              7,808
  Interest expense                                   (75,293)          (125,027)
                                                ------------       ------------


NET LOSS                                        $   (420,029)      $   (730,573)
                                                ============       ============







Loss per share                                  $      0.028       $      0.049

Weighted average number of shares                 15,199,166         14,942,923


                       See Notes to Financial Statements.


                                          INTELLIWORXX, INC.
                                       STATEMENT OF OPERATIONS
                    FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1999
----------------------------------------------------------------------------------------------------

                                                          Three months              Nine months
                                                             ended                      ended
                                                        September 30, 1999        September 30, 1999
                                                       ---------------------------------------------

REVENUES                                                $    308,124                  $  1,917,682

COST OF SALES                                                335,525                     1,272,838
                                                        ------------                  ------------

GROSS MARGIN                                                 (27,401)                      644,844
                                                        ------------                  ------------

OPERATING EXPENSES:
  General and administrative                                 302,417                       827,066
  Sales and marketing                                        265,626                       653,028
  Research and development                                   415,371                       723,545
  Depreciation and amortization                               36,076                       101,450
                                                        ------------                  ------------

           Total Operating Expenses                        1,019,490                     2,305,089
                                                        ------------                  ------------

LOSS BEFORE OTHER ITEMS                                   (1,046,891)                   (1,660,245)

OTHER INCOME & EXPENSE
  Interest and miscellaneous income                              799                         8,607
  Interest expense                                          (105,800)                     (230,827)
                                                        ------------                  ------------


NET LOSS                                                $ (1,151,892)                 $ (1,882,465)
                                                        ============                  ============







Loss per share                                          $      0.076                  $      0.125

Weighted average number of shares                         15,199,166                    15,029,276


                                   See Notes to Financial Statements.

                                            INTELLIWORXX, INC.
                               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE PERIOD FROM INCEPTION  (February 12, 1998) TO September 30, 1999
---------------------------------------------------------------------------------------------------------
                                                                                              Retained
                                                            Common Stock                       Earnings
                                                  Shares                      $                 (Loss)
                                               -----------------------------------------------------------

Issuance of founders shares                         999,900

Shares issued to reflect reverse
    purchase acquisition                         12,000,000            $    564,748
Proceeds from issuance of common stock            1,000,100                 250,100
Common stock issued for liabilities                  66,666                 100,000
Net Income (Loss)                                                                             $ (1,453,240)
                                               ------------            ------------           ------------

Balance, December 31, 1998                       14,066,666                 914,848             (1,453,240)
Issuance of shares for notes payable                132,500                 265,000
 Sale of common shares                            1,000,000                 750,000
 Net Income (Loss)                                                                                (310,544)
                                               ------------            ------------           ------------

 Balance, March 31, 1999                         15,199,166               1,929,848             (1,763,784)
 Net Income (Loss)                                                                                (420,029)
                                               ------------            ------------           ------------

 Balance, June 30, 1999                          15,199,166               1,929,848             (2,183,813)
 Net Income (Loss)                                                                              (1,151,892)
                                               ------------            ------------           ------------

 Balance, September 30, 1999                     15,199,166            $  1,929,848           $ (3,335,705)
                                               ============            ============           ============


                                        See Notes to Financial Statements.


                               INTELLIWORXX, INC.
                             STATEMENT OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
--------------------------------------------------------------------------------

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
Net Income (Loss) From Operations:                                    $(310,544)
Add: Non-Cash Items
     Depreciation and amortization                                       31,518
Changes in Assets and Liabilities:
     Accounts receivable                                               (400,561)
     Inventory                                                         (546,960)
     Prepaid expenses                                                     1,637
     Other assets                                                      (177,842)
     Accounts payable                                                   662,018
     Wages and related taxes                                            127,617
     Accrued interest                                                    30,962
                                                                      ---------

Net Cash From (To) Operating Activities                                (582,155)
                                                                      ---------

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:
Acquisition of equipment and furniture                                 (120,322)

                                                                      ---------
Net Cash From (To) Investing Activities                                (120,322)
                                                                      ---------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:
Proceeds from borrowings                                                 56,023
Repayment of borrowings                                                 (72,096)
Proceeds from sale of common stock                                      750,000
                                                                      ---------

Net Cash From (To) Financing Activities                                 733,927
                                                                      ---------

Increase (Decrease) in Cash                                              31,450
Cash Balance, Beginning                                                  76,526

                                                                      ---------
Cash Balance, Ending                                                  $ 107,976
                                                                      ---------



Supplemental Disclosures of Cash Flow Information:
      Interest Paid                                                   $  16,401

Supplemental Disclosures of Non-cash transactions:
     A total of 132,500 common shares
         were issued in payment of
         $265,000 of notes payable

                       See Notes to Financial Statements.


                                            INTELLIWORXX, INC.
                                         STATEMENT OF CASH FLOWS
                         FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999
---------------------------------------------------------------------------------------------------------------

                                                                             Three month            Six month
                                                                             period ended          period ended
                                                                            June 30, 1999         June 30, 1999
                                                                            -----------------------------------
CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
Net Income (Loss) From Operations:                                          $  (420,029)           $  (730,573)
Add: Non-Cash Items
     Depreciation and amortization                                               33,856                 65,374
     Adjustment of note payable                                                 (10,308)               (10,308)
Changes in Assets and Liabilities:
     Accounts receivable                                                       (201,230)              (601,791)
     Inventory                                                                  (65,815)              (612,775)
     Prepaid expenses                                                           (31,766)               (30,129)
     Other assets                                                                32,905               (144,937)
     Accounts payable                                                          (119,904)               542,114
     Wages and related taxes                                                    154,105                281,722
     Accrued interest                                                            51,879                 82,841
     Other liabilities                                                          (59,500)               (59,500)
                                                                            -----------            -----------

Net Cash From (To) Operating Activities                                        (635,807)            (1,217,962)
                                                                            -----------            -----------

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:
Acquisition of equipment and furniture                                          (15,919)              (136,241)
                                                                            -----------            -----------

Net Cash From (To) Investing Activities                                         (15,919)              (136,241)
                                                                            -----------            -----------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:
Proceeds from borrowings                                                        853,157                909,180
Repayment of borrowings                                                        (308,263)              (380,359)
Proceeds from sale of common stock                                                                     750,000
                                                                            -----------            -----------

Net Cash From (To) Financing Activities                                         544,894              1,278,821
                                                                            -----------            -----------

Increase (Decrease) in Cash                                                    (106,832)               (75,382)
Cash Balance, Beginning                                                         107,976                 76,526
                                                                            ===========            ===========
Cash Balance, Ending                                                        $     1,144            $     1,144
                                                                            ===========            ===========


Supplemental Disclosures of Cash Flow Information:
      Interest Paid                                                         $    15,551

Supplemental Disclosures of Non-cash transactions:
    A total of 132,500 common shares were issued in payment of $265,000 of notes payable


                                              See Notes to Financial Statements.


                                                  INTELLIWORXX, INC.
                                               STATEMENT OF CASH FLOWS
                            FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1999
------------------------------------------------------------------------------------------------------------------

                                                                            Three month           Nine month
                                                                            period ended          period ended
                                                                         September 30, 1999     September 30, 1999
                                                                         -----------------------------------------

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
Net Income (Loss) From Operations:                                        $(1,151,892)           $(1,882,465)
Add: Non-Cash Items
     Depreciation and amortization                                             36,076                101,450
     Adjustment of note payable                                                                      (10,308)
Changes in Assets and Liabilities:
      Note receivable                                                         (48,100)               (48,100)
     Accounts receivable                                                      340,022               (261,769)
     Inventory                                                                  2,764               (610,011)
     Prepaid expenses                                                          (2,933)               (33,062)
     Other assets                                                             (86,567)              (231,504)
     Accounts payable                                                        (333,958)               208,156
     Wages and related taxes                                                  380,667                662,389
     Accrued interest                                                          95,805                178,646
     Other liabilities                                                        (37,500)               (97,000)
                                                                          -----------            -----------

Net Cash From (To) Operating Activities                                      (805,616)            (2,023,578)
                                                                          -----------            -----------

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:
Acquisition of equipment and furniture                                        (10,106)              (146,347)
                                                                          -----------            -----------

Net Cash From (To) Investing Activities                                       (10,106)              (146,347)
                                                                          -----------            -----------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:
Proceeds from borrowings                                                      919,068              1,753,248
Repayment of borrowings                                                       (82,641)              (388,000)
Proceeds from sale of common stock                                                                   750,000
                                                                          -----------            -----------

Net Cash From (To) Financing Activities                                       836,427              2,115,248
                                                                          -----------            -----------

Increase (Decrease) in Cash                                                    20,705                (54,677)
Cash Balance, Beginning                                                         1,144                 76,526
                                                                          ===========            ===========
Cash Balance, Ending                                                      $    21,849            $    21,849
                                                                          ===========            ===========



Supplemental Disclosures of Cash Flow Information:
      Interest Paid                                                       $    12,793

Supplemental Disclosures of Non-cash transactions:
     A total of 132,500 common shares were issued in payment of $265,000 of notes payable


                                            See Notes to Financial Statements.


                               INTELLIWORXX, INC.
                          NOTES TO FINANCIAL STATEMENTS
                    March 31, June 30, and September 30, 1999
--------------------------------------------------------------------------------

1. BASIS OF ACCOUNTING:
-----------------------

     The financial statements of Intelliworxx, Inc. ("Company") as of March 31, June 30, and September 30, 1999 and for the periods then ended have been prepared on the basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business, and, accordingly, no adjustments have been recorded because of this uncertainty. At September 30, 1999 the Company's current assets totaled $1,399,218 and its current liabilities totaled $3,440,653, for a working capital deficit of $2,041,435. For the period from inception (February 12, 1998) to September 30, 1999, the Company incurred losses of $3,335,705, which have significantly impacted the liquidity and capital resources of the Company.

     Since inception, the Company met its cash needs primarily from short-term borrowings from individuals, a private placement of 2,000,000 of its common shares for $1,000,000, and from aggregated revenues of $2,912,000. Management expects to achieve its future cash needs from a combination of revenues, sales of its equity securities, and continued borrowings, pending attainment of profitable operations.

2. HISTORY AND OPERATIONS:
--------------------------

     The Company was organized on February 12, 1998 under the laws of the State of Florida. Since inception, its primary business has been the development of specialized computer program applications and certain related computer hardware.

     On November 20, 1998, the Board of Directors of the Company approved a merger with Outdoor Resorts, Inc. ("Resorts"), a publicly registered entity, which merger was consummated on November 23, 1998. Under the terms of the merger, the stockholders of the Company received 12,000,000 shares of the common stock of Resorts in exchange for the 600,000 common shares of the Company then outstanding. At the date of the merger, Resorts did not have any assets or liabilities. Resorts changed its name to Intelliworxx, Inc. For financial reporting purposes, this transaction was accounted for as a reverse purchase acquisition under which the entities were recaptialized to include the historical financial information of the Company.

     During the period from inception (February 12, 1998) to December 31, 1998, the Company was in its development stage, which stage ended as of December 31, 1998. In the development stage period, the Company did not maintain its financial records such that meaningful quarterly financial information is available. The Company's financial statements as December 31, 1998 and for the period then ended were subjected to a financial audit.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------------

     CASH AND CASH EQUIVALENTS: Cash and cash equivalents are comprised of cash and highly liquid investments with a maturity of three months or less when purchased. The Company has no cash equivalents.

     INVENTORY: Inventory is carried at the lower of acquisition cost or market.

     EQUIPMENT AND FURNITURE: Equipment and furniture are stated at their acquisition cost. The cost of replacements, renewals, and betterments, that neither ad materially to the value of the equipment and furniture, nor appreciable prolong their lives are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives, which generally ranges from two to five years.

     INTANGIBLE ASSETS: Intangible assets, such as software licenses, are carried at cost, and are amortized using the straight-line method over the life of the license.

     INCOME TAXES: The provision (benefit) for income taxes is based upon the pre-tax earnings (loss) reported in the financial statements, adjusted for transactions that may never enter in the computation of income taxes payable. A deferred tax asset or liability is recognized for the estimated future tax affect attributable to temporary differences in the recognition of income and expenses for financial statements and income tax purposes. A valuation allowance is provided in the event that the tax benefits are not expected to be realized.

     EARNINGS (LOSS) PER SHARE: Earnings (loss) per common share are based upon the weighted number of common shares outstanding during the period.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION: The Company derives its revenues from sales of products and from computer software and hardware consulting design services. Revenues are recognized upon the delivery of the products and services. The Company also derives revenues under contracts that include either or both the design, development, and manufacture of computer program applications and related hardware. Percentage of completion accounting has been adopted by the Company to recognize revenues from those contracts that extend beyond interim and annual reporting periods.

     RESEARCH AND DEVELOPMENT, ADVERTISING, AND START-UP COSTS: Research and development, advertising, and start-up costs are charged to expense as incurred.

     CONCENTRATIONS OF RISK and CREDIT RISK: The Company is operating solely in a specialized part of the computer application industry. Its operations in that specialized area requires development of unique computer program software and certain related hardware. Competing entities in the specialized area generally have more extensive resources and have been operating for longer periods of time. The Company does not have a material concentration of accounts receivable or other credit risk.

     IMPAIRMENT OF LONG-LIVED ASSETS: The Company has not recognized any charges from the impairment of its long-lived assets, as it believes that its long-lived assets have not been impaired.

     FINANCIAL INSTRUMENTS: Assets and liabilities, as a matter of accounting policy, are reflected in the accompanying financial statements at values that the Company considers to represent their respective fair values.

4. NOTES PAYABLE:
-----------------

     At September 30, 1999, the Company had an aggregate unpaid principal balance of $1,628,290 of notes payable and capitalized leases payable. None of the notes payable had collateral, except for one note with a principal balance of $225,000 that has the personal guarantee of an officer of the Company. The notes payable bear interest at rates ranging from 10% to 52% per annum and are due upon demand. During the first quarter of 1999, the Company exchanged $265,000 of the notes payable for 132,500 common shares.

     The Company recorded assets of $60,180 that are represented by capitalized lease payable of a like amount that had an unpaid balance at September 30, 1999 of $45,222. The capitalized payable bears interest at the per annum rate of 20.95% and is payable in monthly amounts of $2,336 through June 2001.

5. INCOME TAXES:
----------------

     The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to pre-tax income as a result of the following differences at September 30, 1999.

    Income tax provision (benefit) at 34%                $(640,000)
    Increase in rates resulting from
        state taxes                                        (68,000)
    Valuation allowance                                    708,000
                                                         ---------
    Effective tax rates                                  $   -0-

     The Company will need to realize significant profits to utilize the net operating losses, all of which may not be available due to the change in control and issuance of additional stock. Because of these uncertainties, a valuation allowance was established in the same amounts as the deferred tax assets because the benefit is more likely than not to be lost. Net operating losses of the Company totaled approximately $1,453,000 at December 31, 1998 and expire in 2013, and an additional amount of $1,882,465 that expires in 2014.


6. COMMON AND PREFERRED STOCK
-----------------------------

     PREFERRED STOCK: The Company is authorized to issue 25,000,000 shares of no par value preferred stock. At September, 1999, no preferred stock had been issued.

     COMMON STOCK: The Company is authorized to issue 100,000,000 shares of common stock. Dividends are available when declared by the Company. At September 30, 1999, there were 15,199,166 common shares outstanding.

     As of October 1999, the Company has granted stock options under incentive and non-incentive plans for 801,894 common shares that are exercisable at $6 and $6.70 per share. Fifty percent of the stock options are exercisable on the first anniversary date of the option, and 25% on each subsequent anniversary. None of the stock options are exercisable before February 25, 2000.


7. COMMON STOCK OFFERINGS:
--------------------------

     In December 1998 and January 1999, the Company issued 2,000,000 shares of common stock for a total of $1,000,000 under a registration exemption provided by Securities and Exchange Commission Rule 504.


8. YEAR 2000 COMPUTER ISSUE:
----------------------------

     Management asserts that it has reviewed all of its computer programs and systems and believes that they are Year 2000 compliant. While management cannot insure that the computer systems of its customers and suppliers are Year 2000 compliant, it believes, based upon inquiries and because their primary customers and suppliers are generally in, or closely associated with the computer industry, that such are or will be Year 2000 compliant.


9. COMMITMENTS AND CONTINGENCIES:
---------------------------------

     The Company leases its facilities under a lease that requires monthly rental payments of $32,000 per month and expires in September 2004.

     The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these pending legal proceedings will not have a material adverse affect upon the Company's operations or financial position.

10. REVENUES AND ACCOUNTS RECEIVABLES:
--------------------------------------

     During the nine-month period ended September 30, 1999, the Company recorded revenues of $1,917,682 from product development and contracts ($1,279,014) and product sales ($638,668). As of March 31, June 30, and September 30, 1999, accounts receivable included unbilled receivables of $315,700, $503,500, and $243,560 from development and consulting work.

11. DILUTED EARNINGS PER SHARE:
-------------------------------

     Diluted earnings (loss) per share is not presented because the outstanding options to purchase 801,894 common shares under the Company's incentive and non-incentive plans (see Note 6) would cause an anti-dilutive affect upon the diluted earnings (loss) per share amounts for each of the periods.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          INTELLIWORXX, INC.


Date:     December 1, 1999                By: /s/ Kevin B. Rogers
       ----------------------                 ----------------------------------
                                                  Kevin B. Rogers, President